UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2004

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


       Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)._______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    TECK COMINCO LIMITED
                                    (Registrant)



Date:    May 4, 2004                By: /s/ Karen L. Dunfee
                                        ---------------------------------------
                                        Karen L. Dunfee
                                        Corporate Secretary

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                                                           EXTERNAL NEWS RELEASE
                                                                        04-15-TC


FOR IMMEDIATE RELEASE:  May 4, 2004


                         TECK COMINCO LIMITED ANNOUNCES
                      DRAFT OPINION ON ELK VALLEY SYNERGIES

Vancouver, B.C. -- Teck Cominco Limited announced today that it has received the draft opinion of the independent expert retained to assess operating synergies and Elkview distributable cash for the purpose of adjusting the relative interests of Teck Cominco Limited and Fording Canadian Coal Trust in the Elk Valley Coal Partnership.

Under the partnership agreement between Teck Cominco and Fording, Teck Cominco's 35% interest in the partnership may be increased to 40% if operating synergies and Elkview distributable cash exceed certain targets during each of the coal years during the period from April 1, 2003 to March 31, 2007.

The draft expert's report calculates an increase of 4.8% in respect of the coal year ended March 31, 2004.

The partnership agreement contemplates a final opinion to be delivered by June 15, 2004. Any disagreement between the Trust and Teck Cominco with respect to the final opinion will be subject to binding arbitration. The adjustment of interests will be effective April 1, 2004.

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada, with assets totalling approximately $5 billion. Its shares are listed on The Toronto Stock Exchange under the symbols TEK.A and TEK.B. The company is a world leader in the production of zinc and its diversified operations produce significant quantities of copper, coal and gold. The company owns, or has interests in, twelve operating mines and two refineries. Further information can be found at www.teckcominco.com.

                                     - 30 -

For additional information, please contact:

Tom Merinsky
Director, Investor Relations
(604) 687-1117

                              TECK COMINCO LIMITED
                   200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
        -TEL: (604) 687-1117 - FAX: (604) 687-6100 - www.teckcominco.com